ALLIED GOLD LIMITED

11 February 2008

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

APPOINTMENT OF A DIRECTOR

The Board of Allied Gold Limited is pleased to advise that Mr Richard Johnson has been appointed as a Director of the Company. The appointment follows Mr Johnson's appointment as Chief Executive Officer of the Company on 7 January 2008.

As announced on 7 January 2008, the Board of Allied believes Mr Johnson's long association with mining projects in Papua New Guinea and his knowledge of the Simberi project, having reviewed it in his prior positions, will bring considerable value to the Company. Furthermore, Mr Johnson is well regarded in PNG mining circles and has formed excellent relationships with government and the broader community including landowner groups.

Since his appointment in January, Mr Johnson has worked tirelessly to ensure that the Company transitions into production in the most expeditious manner.

The Directors of Allied welcome Mr Johnson to the Board and look forward to his contribution to the next phase of the Company's growth and development into a significant gold producer.

Yours faithfully

Peter Torre
Company Secretary

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ACN 104 855 067
Unit 14, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au